JONES LANG LASALLE

1515 Market Street Philadelphia Pennsylvania 19102
tel +1 215 988 5500 fax +1 215 988 5501

December 22, 2008

Skip Lee
Executive Vice President of Business Development for Life Sciences
PRWT Services, Inc.
1835 Market Street - Suite 800
Philadelphia, PA 19103

RE: Jones Lang LaSalle Compensation
Cherokee Pharmaceuticals / PRWT KOZ

Dear Skip:

Pursuant to your request, the following shall outline revised compensation to The Staubach Company, now Jones Lang LaSalle (JLL), for scope outlined in the engagement letter dated May 1, 2007 that was submitted to you by Ann Woessner from Staubach Advisory Services incentives negotiation practice. Under that agreement, JLL was to receive compensation at the following percentage levels for the incentives identified or negotiated on your behalf:

12.5% on the first $2,000,000
11.5% on $2,000,000 to 2,999,999
10.5% on $3,000,000 to 3,999,999
9.5% on $4,000,000 to 4,999,999
8.0% on $5,000,000 and above

Our initial calculations with John McCarey projected KOZ savings to PRWT of between $61 and $62 Million which would have resulted in compensation to JLL in excess of $5 Million if we were jointly successful with our original premise of obtaining a KOZ designation for the entire site. We recognize that this effort has been a long process involving multiple engagements with Pennsylvania Department of Commerce and Economic Development (DCED), Representative Phillips, Senator Gordner and the leadership of Northumberland and Montour Counties, Riverside Borough, Danville and the Danville School District. The resulting benefit today is different than our initial recommendation of the pursuit of a KOZ or SDA for the entire site.

As a result of our collective effort, PRWT, Cherokee Pharmaceuticals, JLL and Pugliese Associates, we now know that it is not possible to gather the legislative support to achieve the designation of the entire site as a KOZ because of the precedent that would create - providing tax benefits for existing manufacturing and warehousing operations in the KOZ.

This position was formalized in the June 2008 award letter when we were notified that we would not receive a KOZ for the existing manufacturing and warehouse facility. However, we did learn at this time that our proposed alternative, 141.35 acres outside the fence plus 36.9 underutilized acres inside the fence, most notably the fermentation, was approved as a KOZ by DCED. Overall, this alternative scenario will result in a KOZ totaling 178.25 acres.

The acreage outside the fence was not initially included for KOZ consideration but, against your objections, JLL outlined the potential benefits to Cherokee/PRWT, the region and the State to include this acreage. Ultimately, after confirming that this did not violate any covenants of the Merck sale agreement, you realized the potential benefit of this previously ignored resource. The upside potential of this ground is in excess of 1,000,000 square feet of future development, which can offset Cherokee's operating expenses and provide a location for complimentary uses that will enhance the overall value of the site.

The proposed benefit package today will include the following:

A new KOZ at the Cherokee site consisting of 36.9 acres inside of the fence and 141.35 acres outside of the fence for a total KOZ area of 178.25 acres;

An Opportunity Grant of $1,200,000;

Job Creation Tax Credits of $822,000;

Customized Job Training Grants of $350,000; and

Commonwealth low interest funding of $5,000,000 for new equipment investment at the Cherokee facility

This proposed package represents a total economic benefit to Cherokee Pharmaceuticals of $7,372,000 plus any economic benefits accruing from the KOZ. The direct benefit of the 178.25 acre KOZ cannot yet be fully quantified, because the future uses have not yet been determined and much of the potential benefit to Cherokee Pharmaceuticals will likely be realized in the form of operating cost offsets rather than direct tax benefits as the site is developed.

We recognize that you have been disappointed by the service provided by our incentives practice, and as a result have relied more heavily on your lobbyist than anticipated. At the same time, in spite of the limited availability of our incentives practice, JLL has been an active participant throughout the process and our role has been critical to this initiative in four fundamental areas.

First, it was our consistent guidance and prodding that kept the KOZ as the primary economic incentive objective, even when the DCED representatives were discouraging the KOZ as a benefit to pursue.

Second, Secretary Yablonsky and DCED staff recognized the role that Staubach/JLL plays on a national scale in representing companies seeking to locate their operations at sites that will optimize economic incentives and operating cost efficiencies. The Secretary was clear in our most recent meeting that Staubach/JLL's involvement lends significant credibility to a KOZ on the underutilized and undeveloped acreage at the Cherokee site. In fact, the Secretary wanted assurances from Staubach/JLL that we would use the strength of our organization to support the attraction of new businesses to the Cherokee site.

Our continued and strong recommendation, which you ultimately accepted, that the land outside the fence be included in the potential KOZ area has shaped the opportunity and benefit we are now seeking. This has created considerable upside potential for the site to Cherokee/PRWT and expands the opportunity to attract other related uses to the site.

Finally, we have participated in the face to face meetings with Northumberland County, Riverside Borough and the Danville Area School District. In addition to our technical contribution, we have lent the credibility of the JLL name as it relates to real estate planning and development and location services for life science and corporate clients across the country.

You and George have stated your desire to resolve JLL's compensation now that we have a clear understanding of the benefit we are pursuing. I am proposing a fixed fee in the amount of $650,000 which includes all reimbursable expenses such as travel and lodging, etc. This amount is less than the scheduled compensation amount, based on the current offer from the State and would also cover any future benefit that accrued to Cherokee as a result of the KOZ or other State benefits to Cherokee received as a result

of future investments or initiatives. Effectively we are capping our upside on future benefits from the State to receive a fixed compensation amount that would be paid out as follows:

50% upon the earlier of authorization of the grant/tax credit/low interest financing package by the State of PA or December 19, 2008
50% upon your receipt of the KOZ designation for the site

The schedule of payments for these services is as follows:

Initial Payment, Due on or before 12/19/08:	$325,000
Final Payment, Due upon notice of KOZ designation:	$325,000

Additional Services associated with zoning and land development approvals, identifying users for the site and negotiating contracts with prospective users will be addressed in separate agreements for each of these scopes as was the case at the outset of this engagement.

Please confirm your concurrence with the revised terms by signing this document in the space provided below. Do not hesitate to call me if you have questions regarding the foregoing. On behalf of Jones Lang LaSalle, we appreciate the opportunity to contribute to the success of this groundbreaking project.

Joseph B Fetterman
Senior Vice President

Skip Lee
Executive Vice President
Business Development for Life Sciences
Date: 1/27/09

George Burrell
Executive Vice President,
General Counsel
Date: 1-27-09